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June 20, 2007

Ms. April Sifford,
     Branch Chief,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                   100 F Street, N.E., Stop 7010,
                       Washington, D.C. 20549.

Re:	BP p.l.c (File No. 001-6262)

Dear Ms. Sifford,

             I refer to your letter dated June 18, 2007 to Byron E. Grote of BP p.l.c. and my telephone conversation with Shannon Buskirk on June 19, 2007 regarding the due date for responding to your letter. The Company confirms that it intends to submit its responses to the Staff’s comments by July 18, 2007.

             The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours, /s/ Kathryn A. Campbell Kathryn A. Campbell
cc:	Byron E. Grote (BP p.l.c.) Shannon Buskirk (Division of Corporation Finance)

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